JACKSON L. MORRIS

Attorney at Law
Admitted in Florida and Georgia (inactive)

December 3, 2010

Submitted via the EDGAR System

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

Attn:  Sirimal R. Mukerjee

Re:    Bella Petrella’s Holdings, Inc.
Registration Statement on Form S-1
Amendment No. 2 filed December 3, 2010
File No. 333-169145

Dear Mr. Schwall:

Thank you for your comment letter dated November 23, 2010 on the above referenced registration statement.  This letter accompanies amendment no. 2, responsive to your comments.  I have repeated below each of your specific comments “2” through “16”, followed by an explanation of each of the registrant’s responses to your comments.  The pagination has not changed from that indicated in your comments.  The registrant is also submitting a “red lined” copy of the amendment, indicating all insertions and deletions as compared to Amendment No. 1.

Prospectus Cover Page

Comment 2.  We note your response to comment 6 in our letter dated September 29, 2010, and reissue such comment. In that regard, your revised disclosure indicates that the selling stockholders "are expected to sell" at the stated price range, rather than definitively asserting the price range at which the selling stockholders will initially sell.  Please revise your disclosure accordingly.

Response.  The language has been changed to the language the staff provided in its initial comment letter.

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Mr. H. Roger Schwall, Assistant Director
December 3, 2010

Comment 3.  In addition, we note your disclosure on your prospectus cover page that selling stockholders have informed you that they plan to sell their shares into the public market from time to time at prevailing market prices in the event a public market develops. Please clarify such disclosure so that it is consistent with your disclosure in connection with comment 2 above. This comment also applies to your disclosure at page 23.

Response.  The first sentence of paragraph two has been deleted, as unnecessary in light of the information in the following paragraph.  The third sentence of paragraph two has also been deleted, as being duplicative of the second sentence in paragraph one.   Changes have been made on page 23 corresponding to changes made on the cover page of the prospectus.

Our Corporate History and Organization, page 4

Comment 4.  Please disclose your basis for considering one of your founders to be John V. Whitman, "on behalf of JVW Entertainment, Inc.”  In this regard, we note that JVW purchased your shares from Mr. Petrella, Jr. in March of 2010 in a change of control transaction and that you were incorporated in July of 2009.

Response.  JVW Entertainment purchased only a portion of the shares it has owned from Mr. Petrella Jr.  JVW Entertainment was issued 1,600,000 shares at the same time other founders were issued their shares.  This additional information has been added under this topic.  This information is also reflected in Part II, Item 26, and in particular by the addition of dates of issue in the table.

Risk Factors, page 4

Comment 5.  We note your response to comment 15 in our letter dated September 29, 2010, and reissue such comment. In that regard, the clause "notwithstanding our favorable experience with this customer." under the subcaption "Our receivables are due primarily..." at page 5 appears to be mitigating language. Please revise.

Response.  The phrase to which the staff objects has been deleted.

Risks Related to Our Corporation, page 5

We expect sales of our products and our success, page 8

It is not clear whether the staff intended to make a comment at this point.  Notwithstanding this uncertainty, the risk factor has been reviewed and, anticipating the staff’s probably comment, the word “success” has been deleted.

Mr. H. Roger Schwall, Assistant Director
December 3, 2010

Management's Plan of Operations, page 11

Comment 6.  We note your disclosure that you have "had discussions with Publix, Kroger, and several other large chains." Please revise your disclosure to describe the nature and status of these discussions.

Response.  Although the registrant has made very preliminary contacts with these grocery retailers and others, which had been expected to progress by the time the registration statement was effective, the registrant has decided to delay pursuit of major grocery retailers.  Accordingly, the reference to them has been deleted and the sentence revised to indicate the registrant’s intent to pursue distribution through major grocery chains.

Management's Discussion and Analysis, page 11

Liquidity, page 12

Comment 7.  With a view toward disclosure, please tell us the status of your investment agreement with Kodiak Capital. In that regard, we note that you have removed the references from your liquidity discussion regarding the commitment by Kodiak, but that such commitment is described in the notes to your financial statement.

Response.  Expectation of a funding by Kodiak Capital has been abandoned under the expected agreement.  The subsequent events footnote has been revised to delete the paragraph related to Kodiak Capital.

Results of Operations. Page 11.

Comment 8.  We note from your response to prior comment number 19 that at the time of the change of control on March 19, 2010, JVW Entertainment obtained 78.3% of the outstanding shares of Bella Petrella. We also note from your disclosure on page F-6 that you have applied SAB Topic 5-J to this transaction as JVW acquired a controlling interest in Bella Petrella on March 19, 2010. In addition, we note your disclosure on page F-21 that you issued additional shares because JVW "should have obtained an 80% ownership of the Company," which seems to imply that the issuance of such shares were not contemplated in the original purchase agreement. In addition, it does not appear additional consideration was transferred for the 2,300,000 shares issued during the three months ended August 31, 2010. Please tell us in detail how you have considered the guidance in ASC 805-50-S99-2 with respect to this transaction.

Response.  The agreement for JVW Entertainment’s acquisition of shares from Mr. Petrella, Jr. contemplated that JVW Entertainment would own not less than eighty percent of the total issued and outstanding shares after completion of the transaction.  The parties operated on this assumption.  Later, it was determined that neither did the shares acquired achieve the eighty percent ownership, nor did Mr. Petrella, Jr. own sufficient additional shares to achieve this end.  Accordingly, the registrant issued an additional 2,300,000 shares to JVW Entertainment, a number sufficient to achieve the eighty percent position.  The registrant relied upon the “benefit” to it and its stockholders of a revaluation of its assets ensuing from JVW Entertainment’s achievement of eighty percent ownership as sufficient consideration under Fla. Stat. 607.0621 for the issue of the additional shares to JVW Entertainment.

Mr. H. Roger Schwall, Assistant Director
December 3, 2010

Our Business, page 14

Production of Our Products, page 15

Comment 9. We note your disclosure at page 8 that you do not have a contract with your co-packer.   However, this does not appear to be consistent with your statement at page 15 that you "contract" with Stello Foods, Inc. Please revise.

Response.  Although the registrant does not have a standing contract with Stello Foods, each purchase order accepted by Stello Foods from the registrant is a contract.  Thus the two statements are not in conflict.  To eliminate the potential for confusion, however, the language has been revised to specify that individual purchase orders are used to obtain product.

Our Management, page 17

Comment 10.  We note your response to comment 26 in our letter dated September 29, 2010, and your response that neither Mr. Petrella III nor Mr. Shartz earned a college degree. However, we do not agree with your response that this fact is apparent from the disclosure in the registration statement. If you retain your references to the attendance of Messrs. Petrella and Shartz at the referenced universities, please clarify that they did not attain degrees from such schools.

Response.  The reference to any schooling of Mr. Petrella III and of Mr. Shartz has been deleted.

Selling Stockholders, page 21

Comment 11.  We note the footnote reference to the table relating to your non-affiliate selling shareholders marked by an asterisk. Please revise your disclosure to clarify what is meant by "one-half of total shares purchased from each of the noted sellers."

Response.  The note indicated by the asterisk has been revised to specify the names of both persons from whom the selling stockholders acquired their shares.

How the Selling Stockholders Plan to Distribute Their Stock, page 23

Comment 12.  We note your disclosure that you "are paying for the costs of the registration statement."   Please disclose the circumstances around which you are registering the resale of the shares covered by your registration statement.

Response.  The benefit to the registrant ensuing from being a publicly traded company has been identified as the reason the registrant has undertaken the registration of the shares.  This disclosure has been supplemented to state the registrant has no oral or written contract obligating it to register the shares.

Mr. H. Roger Schwall, Assistant Director
December 3, 2010

Financial Statements, page F1

Note (2) Basis of Presentation and Going Concern, page F-6

Comment 13. We note your responses to prior comment 21 and 39. Notwithstanding your response to the preceding comment regarding your analysis of ASC 805-50-S99-2, please revise your disclosure to provide a tabular presentation of the purchase price allocation you performed in conjunction with the application of push down accounting. See ASC 805-20-50-1 for guidance.

Response.  A tabular presentation, as requested, has been added to the Note 2 on page F-6.

Recent Sales of Unregistered Securities, page 11-2

Comment 14. We note your disclosure relating to the sales by you to JVW Entertainment, Inc., Joseph M. Petrella, Jr., Joseph M. Petrella, III, and Kenneth L. Shartz. Please provide all of the information required by Item 701 of Regulation S-K in respect of each sale by you to such parties.

Response.  The only missing information of significance, the date of issue, has been added to the table.  In addition, the descriptive paragraph following the table has been divided in two, one relating to sales by the registrant and one relating to sales by the affiliates to the selling stockholders and others.  The information has been supplemented to cover any possible concern the staff may have regarding the adequacy of the disclosure.

Exhibit 5.1

Comment 15. We note that the legality opinion you filed is not dated. Please obtain and file a dated legality opinion.

Response.  Failure to date was an oversight.  The exhibit has been dated in the Amendment No. 2.

Comment 16. Please ensure that the new legality opinion opines to the correct number of shares covered by your registration statement.

Response.  Reference to the correct number of shares was an oversight, due to a shifting number of shares to be registered.  The correct number corresponding to the number covered by the prospectus is set forth in the exhibit to this Amendment No. 2.

Thank you for your prompt review of Amendment No. 2.  I hope you will find the registrant’s responses fully satisfactory.  The registrant intends to request acceleration in ten days, unless advised that additional comments will be forthcoming.

Very truly yours,

/s/ Jackson L. Morris
Jackson L. Morris

cc: Bella Petrella’s Holdings, Inc.